                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM 11-K

 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999

                        Commission file number 001-13913



                         WADDELL & REED FINANCIAL, INC.
                             401(K) AND THRIFT PLAN
                            (Full title of the Plan)

                                   ----------


                         WADDELL & REED FINANCIAL, INC.
                                6300 Lamar Avenue
                           Overland Park, Kansas 66202
                                  913-236-2000
            (Name of issuer of securities held pursuant to the Plan)

                         WADDELL & REED FINANCIAL, INC.
                             401(K) AND THRIFT PLAN

                        Financial Statements and Schedule

                           December 31, 1999 and 1998

                   (With Independent Auditors' Report Thereon)

                          INDEPENDENT AUDITORS' REPORT



The Plan Administrators
Waddell & Reed Financial, Inc.
     401(k) and Thrift Plan:


We have audited the accompanying statements of net assets available for benefits of Waddell & Reed Financial, Inc. 401(k) and Thrift Plan as of December 31, 1999 and 1998 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Waddell & Reed Financial, Inc. 401(k) and Thrift Plan as of December 31, 1999 and 1998 and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in
Schedule 1 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                             /s/ KPMG LLP

June 2, 2000

                         WADDELL & REED FINANCIAL, INC.
                             401(K) AND THRIFT PLAN

                 Statements of Net Assets Available for Benefits

                           December 31, 1999 and 1998

                                                               1999             1998
                                                            -----------      ----------
Investments (note 3)                                        $73,437,983      56,331,186
Receivable from participating employees                          87,941          81,874
Receivable from participating employers                         184,750          33,474
                                                            -----------      ----------

          Net assets available for benefits                 $73,710,674      56,446,534
                                                            ===========      ==========

See accompanying notes to financial statements.

                         WADDELL & REED FINANCIAL, INC.
                             401(K) AND THRIFT PLAN

           Statements of Changes in Net Assets Available for Benefits

                     Years ended December 31, 1999 and 1998

                                                                          1999             1998
Investment income:
     Dividends - stock                                                $   167,731          176,589
     Dividends on mutual funds                                          4,791,565        5,070,623
     Interest income                                                           --            3,433
                                                                      -----------       ----------

          Investment income                                             4,959,296        5,250,645
                                                                      -----------       ----------

Net appreciation of investments (note 3)                               11,570,882        3,500,074
                                                                      -----------       ----------

Contributions (note 4):
     Employees                                                          3,446,065        2,273,548
     Employers                                                          1,568,784          896,323
     Merger of Waddell & Reed, Inc. Career Field Retirement Plan
       (note 1)                                                         1,302,542               --
     Employee rollovers                                                    25,785               --
                                                                      -----------       ----------

                                                                        6,343,176        3,169,871
                                                                      -----------       ----------

Withdrawals                                                            (5,609,214)      (7,412,859)
                                                                      -----------       ----------

          Net increase                                                 17,264,140        4,507,731

Net assets available for benefits:
     Beginning of year                                                 56,446,534       51,938,803
                                                                      -----------       ----------

     End of year                                                      $73,710,674       56,446,534
                                                                      ===========       ==========

See accompanying notes to financial statements.

                         WADDELL & REED FINANCIAL, INC.
                             401(K) AND THRIFT PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a)  BASIS OF PRESENTATION

          The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for benefits and changes in those net assets of the Waddell & Reed Financial, Inc. 401(k) and Thrift Plan (the Plan), formerly the Waddell & Reed Financial, Inc. Savings and Investment Plan.

          Effective October 22, 1999, the Waddell & Reed, Inc. Career Field Retirement Plan (Career Field Plan) was merged with and into the Plan. All assets and liabilities of the Career Field Plan were assumed by the Plan. Assets transferred were credited to rollover contribution subaccounts established in the name of each participant of the Career Field Plan, and will be distributed to participants upon separation from service or at an earlier time as permitted under the Plan.

          The Plan currently allows contributions to be invested in mutual fund shares and Waddell & Reed Financial, Inc. Class A and B stock. The United and Waddell & Reed Groups of Mutual Funds are managed by Waddell & Reed Investment Management Company, Inc., which is a participating employer in the Plan. Fiduciary Trust Company of New Hampshire serves as Trustee for the Plan.

          The Plan had 909 and 793 participants at December 31, 1999 and 1998, respectively. At December 31, 1999, 175 of the 909 participants in the Plan are former employees who have elected not to withdraw from the Plan.

     (b)  VALUATION OF SECURITIES

          Investments in mutual fund shares are stated at net asset value based upon market quotations as of December 31, 1999 and 1998. Torchmark Corporation common stock and Waddell & Reed Financial, Inc. Class A and Class B stock are stated at market value based upon market quotations as of December 31, 1999 and 1998. Securities transactions are recorded on the trade date (the date the order to buy or sell is executed).

     (c)  DIVIDEND INCOME

          Dividend income is recorded on the ex-dividend date.

     (d)  ADMINISTRATIVE EXPENSES

          Administrative expenses are paid by the participating employers which are listed in note 4.

     (e)  FORFEITURES

          Forfeitures are held by the Plan for one year and are then used to reduce the employer's current year contribution. Forfeitures used to reduce employer contributions were $23,653 and $37,625 for 1999 and 1998, respectively.


                                       4                             (Continued)

                         WADDELL & REED FINANCIAL, INC.
                             401(K) AND THRIFT PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998

     (f)  FEDERAL INCOME TAXES

          The Plan has received a favorable determination letter from the Internal Revenue Service, dated January 4, 1996, indicating that it is qualified under Section 401(a) of the Internal Revenue Code and, therefore, the related trust is exempt from tax under Section 501(a) of the Internal Revenue Code.

          The Plan Administrator is not aware of any activity or transactions that may adversely affect the qualified status of the Plan.

     (g)  USE OF ESTIMATES

          The Plan Administrator has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(2)  DESCRIPTION OF PLAN

     The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan Agreement for more complete information.

     The Plan is a defined contribution plan covering substantially all employees of Waddell & Reed Financial, Inc. and subsidiaries. The Plan complies with the provisions of the Employee Retirement Income Security Act of 1974, as amended. Plan administration is accomplished through a committee of three persons who have authority to arbitrate disputes and settle claims arising under the Plan.

     (a)  CONTRIBUTIONS

          Effective January 1, 1999, employees were allowed to make pre-tax and after-tax contributions to the Plan. Employees may contribute a maximum of 21% of eligible earnings to the Plan. Each eligible employee may make "Matched Contributions" ranging from 1% to 5% of eligible earnings to the 401(k) component of the Plan. The Plan provides for a matching employer contribution of 100% of the first 3% of the employee's contribution and a 50% match of the next 2% of the employee's contribution. Employees may make "Unmatched Contributions" to the Plan not to exceed 10% of eligible earnings.

          Effective January 1, 1999, each eligible employee may make "Unmatched Contributions" ranging from 1% to 6% of eligible earnings to the thrift component (after-tax) of the Plan.

          Prior to January 1, 1999, each eligible employee was allowed to make "Matched Contributions" ranging from 1% to 6% of eligible earnings. The Plan provided for a matching employer contribution of 50% of the employee's contribution, not to exceed 3% of the employee's salary. Employees were also able to make "Unmatched Contributions" to the Plan not to exceed 10% of eligible earnings.


                                       5                             (Continued)

                         WADDELL & REED FINANCIAL, INC.
                             401(K) AND THRIFT PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998

     (b)  BENEFITS

          Employees are fully vested as to their own contributions. Prior to January 1, 1999, vesting in employer contributions was graduated to 100% after six years of employment. Effective January 1, 1999, all future employer matching contributions are fully vested at the time of the contribution. The vested portion of a participant's account balance is paid in a Joint and 50% Survivor Annuity upon retirement, death, or other termination of employment unless a participant chooses a lump-sum distribution. The nonvested portion of employer contributions made prior to January 1, 1999 is retained by the Plan until the separated participant incurs a "break in service," at which time the remaining account balance is forfeited and applied to reduce the employer's contribution in the following Plan year.

          In accordance with regulations of the Internal Revenue Service, in the event the Plan is terminated, all participants would immediately become fully vested in their employer contribution accounts and Plan assets would be distributed. Waddell & Reed Financial, Inc. does not intend to terminate the Plan.

          At December 31, 1998, participants whose account balances totaled $20,941 notified the Plan Administrator that they had elected to withdraw from the Plan. Such amounts are presented herein as a component of net assets, but were presented as a liability of the Plan in Form 5500 for 1998. The Plan Administrator was not notified of any participants electing to withdraw from the Plan as of December 31, 1999.

(3) TORCHMARK CORPORATION COMMON STOCK, WADDELL & REED FINANCIAL, INC. CLASS A STOCK, WADDELL & REED FINANCIAL, INC. CLASS B STOCK, UNITED GROUP OF MUTUAL FUNDS, AND WADDELL & REED GROUP OF MUTUAL FUNDS

     In September 1999, the American Institute of Certified Public Accountants issued Statement of Position (SOP) 99-3, ACCOUNTING FOR AND REPORTING OF CERTAIN DEFINED CONTRIBUTION PLAN INVESTMENTS AND OTHER DISCLOSURE Matters. SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999. The Plan adopted SOP 99-3 during the Plan year ended December 31, 1999. Accordingly, information previously required to be disclosed about participant-directed fund investment programs is not presented in the Plan's 1999 financial statements. The Plan's 1998 financial statements have been reclassified to conform with the current year presentation.


                                       6                             (Continued)

                         WADDELL & REED FINANCIAL, INC.
                             401(K) AND THRIFT PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998

The following table presents the number of shares and fair value of Torchmark Corporation common stock, Waddell & Reed Financial, Inc. Class A and B stock, and mutual fund investments as of December 31, 1999 and 1998. Investments that represent 5% or more of the Plan's net assets are separately identified.

                                                                  DECEMBER 31, 1999
                                                              -------------------------
                                                                NUMBER
                                                              OF SHARES/        FAIR
                                                                UNITS          VALUE
                                                              ---------     -----------
Torchmark Corporation common stock                              491,060     $ 4,267,309
Waddell & Reed Financial, Inc. Class A stock                    364,489       4,351,142
Waddell & Reed Financial, Inc. Class B stock                    131,594       1,487,752

United Group of Mutual Funds shares:
     United Cash Management                                   5,796,737       5,796,737
     United International Growth                                619,754       8,565,004
     United Income                                            1,543,635      12,549,632
     United New Concepts                                        801,333      11,314,711
     United Science and Technology                              456,944       8,521,881
     Other United Funds                                       1,833,970      13,843,440
                                                                            -----------

          Total United Group of Mutual Funds shares                          60,591,405
                                                                            -----------

Waddell & Reed Group of Mutual Funds shares                      88,619       2,740,375
                                                              =========     -----------

          Total investments                                                 $73,437,983
                                                                            ===========

                                                                  DECEMBER 31, 1998
                                                              -------------------------
                                                                NUMBER
                                                              OF SHARES/        FAIR
                                                                UNITS          VALUE
                                                              ---------     -----------
Torchmark Corporation common stock                              650,575     $ 6,752,971
Waddell & Reed Financial, Inc. Class A stock                    358,662       3,672,695
Waddell & Reed Financial, Inc. Class B stock                    119,082       1,233,692

United Group of Mutual Funds shares:
     United Cash Management                                   5,817,096       5,817,096
     United International Growth                                614,632       6,060,272
     United Income                                            1,610,962      12,114,434
     United New Concepts                                        744,498       7,072,732
     United Science and Technology                              296,972       2,963,784
     Other United Funds                                       1,616,182      10,643,510
                                                              =========     -----------

          Total United Group of Mutual Funds shares                          44,671,828
                                                                            -----------

          Total investments                                                 $56,331,186
                                                                            ===========


                                       7                             (Continued)

                         WADDELL & REED FINANCIAL, INC.
                             401(K) AND THRIFT PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998

During 1999 and 1998, the Plan's investments (including investments bought and sold, as well as held during the year) appreciated (depreciated) as follows:

                                                                1999             1998
                                                            -----------        ---------
Torchmark Corporation common stock                          $(1,026,350)        (745,218)
Waddell & Reed Class A common stock                             364,462          310,812
Waddell & Reed Class B common stock                             100,830          815,340

United Group of Mutual Funds:
     Accumulative                                               184,955          145,502
     Asset Strategy                                              27,846            5,539
     Bond                                                       (31,736)           5,973
     Continental Income                                          (5,841)           8,938
     Gold and Government Securities                              (7,509)         (15,480)
     Government Securities                                      (83,741)           6,583
     High Income                                                (73,683)         (80,304)
     High Income II                                            (188,860)        (159,289)
     Income                                                     926,261          (96,844)
     International Growth                                     2,439,393          436,695
     New Concepts                                             3,468,361        1,301,187
     Retirement Shares                                          101,709           17,890
     Science and Technology                                   3,476,001        1,047,655
     Small Cap                                                  370,813               --
     Vanguard                                                   735,671          495,095
                                                            -----------        ---------

          Total United Group of Mutual Funds                 11,339,640        3,119,140
                                                            -----------        ---------

Waddell & Reed Group of Mutual Funds:
     Asset Strategy                                                   5               --
     Growth                                                      88,085               --
     High Income                                                    (94)              --
     International Growth                                       165,210               --
     Limited Term Bond                                               (3)              --
     Science & Technology                                       538,481               --
     Total Return                                                   616               --
                                                            -----------        ---------

          Total Waddell & Reed Group of
            Mutual Funds                                        792,300               --
                                                            -----------        ---------

          Net appreciation                                  $11,570,882        3,500,074
                                                            ===========        =========


                                       8                             (Continued)

                         WADDELL & REED FINANCIAL, INC.
                             401(K) AND THRIFT PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998

(4)  CONTRIBUTIONS BY PARTICIPANTS AND PARTICIPATING EMPLOYERS

     The contributions of each participating employer and its employees for the years ended December 31 are as follows:

                                          1999                         1998
                              -------------------------      -------------------------
                               EMPLOYEES       EMPLOYER      EMPLOYEES        EMPLOYER
                              ----------      ---------      ---------        --------
United Investors Life         $       --             --         15,189          7,143
Waddell & Reed, Inc.           2,308,962      1,008,260      1,524,621        556,516
Waddell & Reed Asset
  Management Company                  --             --          9,600          4,800
Waddell & Reed Investment
  Management Company             633,330        288,456        392,217        182,347
Waddell & Reed Services
  Company                        503,773        272,068        331,921        145,517
                              ----------      ---------      ---------        -------

                              $3,446,065      1,568,784      2,273,548        896,323
                              ==========      =========      =========        =======

(5)  RELATED PARTY TRANSACTIONS

     The Plan purchased Torchmark Corporation common stock at the prevailing market price prior to the spin-off of Waddell & Reed from Torchmark Corporation in 1998. The Plan also received Waddell & Reed Financial, Inc. Class A common stock and Waddell & Reed Financial, Inc. Class B common stock as a result of Waddell & Reed's spin-off from Torchmark Corporation during 1998, and purchased the common stock at the prevailing market price during both 1998 and 1999.

(6)  SUBSEQUENT EVENT

     On March 31, 2000, the Legend Group was acquired by the Plan sponsor. An eligible employee, who was a participant in the Legend Services Corporation 401(k) Profit Sharing Plan at the date of the acquisition, became eligible to participate in the Plan on April 1, 2000. An eligible employee who was employed by the Legend Group on March 31, 2000, and who was not a participant in the Legend Services Corporation 401(k) Profit Sharing Plan, became eligible to participate in the Plan on an entry date not earlier than April 1, 2000 or the next following date on which the participant completes one-half year of service with the Legend Group.

                                                                   SCHEDULE 1

                         WADDELL & REED FINANCIAL, INC.
                             401(K) AND THRIFT PLAN

                 Schedule of Assets Held for Investment Purposes

                                December 31, 1999

            IDENTITY OF ISSUER, BORROWER,                                                                         CURRENT
               LESSOR, OR SIMILAR PARTY                            DESCRIPTION OF INVESTMENT                       VALUE
    -----------------------------------------------  ------------------------------------------------------    ---------------
*   Torchmark Corporation                                 491,060 shares of common stock                          $ 4,267,309
*   Waddell & Reed Financial, Inc. Class A                364,489 shares of common stock                            4,351,142
*   Waddell & Reed Financial, Inc. Class B                131,594 shares of common stock                            1,487,752

*   United Funds                                        1,543,635 shares of Income                                 12,549,632
*   United Funds                                          456,944 shares of Science and Technology                  8,521,881
*   United Funds                                          231,661 shares of Accumulative                            2,117,383
*   United Funds                                           84,668 shares of Bond                                      505,467
*   United Funds                                          619,754 shares of International Growth                    8,565,004
*   United Funds                                           42,828 shares of Continental Income                        336,631
*   United Funds                                          124,504 shares of High Income                             1,105,593
*   United Funds                                          250,830 shares of Vanguard                                3,095,123
*   United Funds                                          801,333 shares of New Concepts                           11,314,711
*   United Funds                                          614,711 shares of High Income II                          2,397,372
*   United Funds                                        5,796,737 shares of Cash Management                         5,796,737
*   United Funds                                          197,892 shares of Government Securities                   1,026,697
*   United Funds                                           54,707 shares of Retirement Shares                         598,491
*   United Funds                                          197,926 shares of Small Cap                               2,438,447
*   United Funds                                           34,243 shares of Asset Strategy                            222,236
                                                                                                                  -----------

          Total United Funds                                                                                       60,591,405
                                                                                                                  -----------

*   Waddell & Reed Funds                                       11 shares of Asset Strategy                                144
*   Waddell & Reed Funds                                   23,134 shares of Growth                                    473,788
*   Waddell & Reed Funds                                      256 shares of High Income                                 2,494
*   Waddell & Reed Funds                                   27,249 shares of International Growth                      746,076
*   Waddell & Reed Funds                                       37 shares of Limited Term Bond                             365
*   Waddell & Reed Funds                                   36,968 shares of Science & Technology                    1,505,344
*   Waddell & Reed Funds                                      964 shares of Total Return                               12,164
                                                                                                                  -----------

        Total Waddell & Reed Funds                                                                                  2,740,375
                                                                                                                  -----------

        Total investments                                                                                         $73,437,983
                                                                                                                  ===========

* Indicates party-in-interest investment.

See accompanying independent auditors' report.

                                   SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Administrative Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of Overland Park, State of Kansas, on June 20th, 2000.


                                   WADDELL & REED FINANCIAL, INC.
                                   401(K) AND THRIFT PLAN




                                   By:  /s/ Robert L. Hechler
                                        ----------------------------------
                                        Robert L. Hechler, Member
                                        Administrative Committee


                                   By:  /s/ Michael D. Strohm
                                        ----------------------------------
                                        Michael D. Strohm, Member
                                        Administrative Committee


                                   By:  /s/ William D. Howey, Jr.
                                        ----------------------------------
                                        William D. Howey, Jr., Member
                                        Administrative Committee